Exhibit 12.1

BNSF Railway Company and Subsidiaries Computation of Ratio of Earnings to Fixed Charges

Dollars in millions, except ratio amounts

(Unaudited)

	Year Ended December 31,
	2005		2004		2003		2002		2001
Earnings:
Income before income taxes and cumulative effect of accounting change	$2,851		$1,612		$1,558		$1,531		$1,550
Add:
Interest and other fixed charges, excluding capitalized interest	127		128		144		153		170
Portion of rent under long-term operating leases representative of an interest factor	221		195		182		178		173
Distributed income of investees accounted for under the equity method	4		3		3		3		5
Amortization of capitalized interest	8		8		8		8		7
Less:
Undistributed equity in earnings of investments accounted for under the equity method	15		9		14		17		23

Total earnings available for fixed charges	$3,196		$1,937		$1,881		$1,856		$1,882

Fixed charges:
Interest and fixed charges	$140		$138		$153		$166		$184
Portion of rent under long-term operating leases representative of an interest factor	221		195		182		178		173

Total fixed charges	$361		$333		$335		$344		$357

Ratio of earnings to fixed charges	8.85	x	5.82	x	5.61	x	5.40	x	5.27	x